Sticky Fingers Sweets & Eats

Profit and Loss
January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Income		
4000 Sales - Retail	30,076.72	4.44 %
4023.9 Deli	70,533.07	10.42 %
4040 Mail Order/Online	476,959.75	70.47 %
4207 Wholesale	101,344.44	14.97 %
4220 Training Classes	1,232.50	0.18 %
4300 Sales - (Order Ahead)	337.75	0.05 %
4999 Refunds and Allowances	-3,619.74	-0.53 %
Total Income	**$676,864.49**	**100.00 %**
Cost of Goods Sold		
5000 Cost of Goods Sold	105,509.26	15.59 %
Total Cost of Goods Sold	**$105,509.26**	**15.59 %**
GROSS PROFIT	**$571,355.23**	**84.41 %**
Expenses		
6000 Labor Cost	307,367.62	45.41 %
7000 Promotions	7,075.72	1.05 %
7100 Direct Operating Expenses	78,874.51	11.65 %
7300 Marketing	118,181.92	17.46 %
7400 Utilities	37,247.28	5.50 %
7500 General and Administrative	133,726.83	19.76 %
7600 Repairs and Maintenance	2,287.16	0.34 %
8100 Occupancy Costs	58,454.73	8.64 %
Total Expenses	**$743,215.77**	**109.80 %**
NET OPERATING INCOME	**$ -171,860.54**	**-25.39 %**
Other Income		
4800 COVID-19 Grant	62,000.00	9.16 %
8201 Other Income	218,723.99	32.31 %
8211 ERTC Tax Credits	84,290.86	12.45 %
8400 Discounts Taken	3,053.11	0.45 %
8521 Covid Tips	7,609.52	1.12 %
Total Other Income	**$375,677.48**	**55.50 %**
Other Expenses		
8500 Interest Expense	690.81	0.10 %
8600 Depreciation Expense	7,825.00	1.16 %
8800 Charitable Contributions	59.00	0.01 %
9990 Prior Period Adjustment	-2,964.85	-0.44 %
9998 Fines and Penalties	500.00	0.07 %
9999 Suspense	75.76	0.01 %
Total Other Expenses	**$6,185.72**	**0.91 %**
NET OTHER INCOME	**$369,491.76**	**54.59 %**
NET INCOME	**$197,631.22**	**29.20 %**

Sticky Fingers Sweets & Eats

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1005 BB&T - Operating (0195)	76,736.10
1008 Eagle Bank - Operating (9928)	4,421.58
1008.2 Eagle Bank - EIDL (3231)	485,019.00
1009 Sandy Springs PPP (8500)	186,250.78
Total Bank Accounts	**$752,427.46**
Accounts Receivable	
1200 Accounts Receivable	2,685.34
Total Accounts Receivable	**$2,685.34**
Other Current Assets	
1150 Credit Card Receivable	7.50
1205 Accounts Receivable - Other	4,805.41
1300 Inventory Ingredients/Packaging	5,909.80
1400 Prepaid Expense	3,943.87
1950 Due to/from Farewell	2,595.33
Total Other Current Assets	**$17,261.91**
Total Current Assets	**$772,374.71**
Fixed Assets	
1500 Leasehold Improvements	207,636.17
1510 Property and Equipment	175,625.08
1575 Accumulated Depreciation	-256,682.00
Total Fixed Assets	**$126,579.25**
TOTAL ASSETS	**$898,953.96**

Sticky Fingers Sweets & Eats

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	50,863.74
Total Accounts Payable	**$50,863.74**
Credit Cards	
2133 American Express (12007)	12,008.80
2150 Citi Business MC (3360)	-489.09
Total Credit Cards	**$11,519.71**
Other Current Liabilities	
2122 Due to staff (go fund me)	462.76
2275 SIMPLE payable	25.00
2300 Sales Tax Payable	2,439.20
2400 Accrued Expenses	-4,715.79
2500 Other Liabilities	13,891.82
Total Other Current Liabilities	**$12,102.99**
Total Current Liabilities	**$74,486.44**
Long-Term Liabilities	
2660 SBA loan	500,000.00
Total Long-Term Liabilities	**$500,000.00**
Total Liabilities	**$574,486.44**
Equity	
3000 Retained Earnings	162,081.51
3100 Capital Stock	500.00
3200 Distributions, Doron Petersan	-20,266.08
32000 *Retained Earnings	0.00
3500 Treasury Stock	-21,479.13
3600 Tax Basis adustments	6,000.00
Net Income	197,631.22
Total Equity	**$324,467.52**
TOTAL LIABILITIES AND EQUITY	**$898,953.96**

Sticky Fingers Sweets & Eats

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	197,631.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	21,568.26
1100 Cash Deposits Receivable	0.00
1120 On Account	0.00
1140 Insurance Receivable	8,201.95
1150 Credit Card Receivable	168.35
1160 ERTC Receivable	56,609.36
1201 Uber Eats Receivable	0.00
1202 Square Receivable	0.00
1205 Accounts Receivable - Other	-4,805.41
1206 Doordash receivable	0.00
1211 Tock Receivable	0.00
1300 Inventory Ingredients/Packaging	510.84
1405 Prepaid Expense:Prepaid Alarm Monitoring	0.00
1406 Prepaid Expense:Prepaid Mail Order Packaging	-3,513.04
1411.1 Prepaid Expense:Prepaid Insurance:Prepaid Commercial	5,134.34
1411.2 Prepaid Expense:Prepaid Insurance:Prepaid Workers Comp	1,731.05
1420.1 Prepaid Expense:Prepaid Taxes & Licenses:Prepaid Business License	-258.63
1460 Estimated State Income Taxes	4,750.00
1480 Payroll Clearing	0.00
1950 Due to/from Farewell	-14,066.27
Uncategorized Asset	0.00
2100 Accounts Payable	34,446.58
2133 American Express (12007)	12,008.80
2140 Chase (3701-visa)	-8,952.51
2150 Citi Business MC (3360)	-966.11
2210 Payroll Taxes Payable:Accrued FICA/SS	-226.87
2220 Payroll Taxes Payable:Accrued Medicare	-53.04
2230 Payroll Taxes Payable:Accrued FUTA	-21.96
2240 Payroll Taxes Payable:Accrued SUTA	-72.59
2245 Payroll Taxes Payable:Accrued DCUPLA	-25.01
2250 Payroll Taxes Payable:Employee Tips Payable	0.00
2300 Sales Tax Payable	1,886.27
2410 Accrued Expenses:Accrued Payroll	-3,505.66
2430 Accrued Expenses:Accrued Rent	-4,715.79
2460 Accrued Expenses:Accrued CC Discount Fees	-220.10
2470 Accrued Expenses:Accrued Licenses	0.00
2500 Other Liabilities	4.88
2510 Other Liabilities:Gift Certificates	-2,841.99
2530 Other Liabilities:Unclaimed Wages	-9,766.62
2531 Other Liabilities:DoorDash Tips	0.00
Sixth & I Payable	0.00

Sticky Fingers Sweets & Eats

Statement of Cash Flows
January - December 2021

	TOTAL
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	93,009.08
Net cash provided by operating activities	**$290,640.30**
INVESTING ACTIVITIES	
1511 Property and Equipment:Equipment	-2,699.00
1575 Accumulated Depreciation	37,862.99
Net cash provided by investing activities	**$35,163.99**
FINANCING ACTIVITIES	
2600 Shareholder Loan - DP	-3,186.60
2660 SBA loan	350,000.00
2670 PPP Loan	-90,984.00
2671 PPP2-Sandy Springs Bank	0.00
2680 Bank of America-Loan Payable	0.00
2690 Loan Payable Nissan	-21,144.06
3000 Retained Earnings	73,523.22
32000 *Retained Earnings	-103,561.21
3201 Distributions, Doron Petersan:Petersan, Distribution	-20,266.08
Net cash provided by financing activities	**$184,381.27**
NET CASH INCREASE FOR PERIOD	**$510,185.56**
Cash at beginning of period	242,241.90
CASH AT END OF PERIOD	**$752,427.46**